SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2018

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of proposed amendments to articles of association, dated March 28, 2018.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 29, 2018	By:	/s/ Yang Jie
	Name:	Yang Jie
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) announces that, according to the requirements of regulatory authorities and the actual operation needs of the Company, the Board proposes to amend the relevant provisions regarding the scope of business of the Articles of Association of the Company (the “Articles of Association”) to reflect the relevant contents of the operation permits for basic telecommunications businesses, value-added telecommunications businesses and network culture.

It is proposed to delete the content of Article 14 of the Articles of Association and replace it with the following:

“Article 14 The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

Basic telecommunications businesses include:

Engage in second generation 800MHz CDMA digital cellular mobile communications business, third generation CDMA2000 digital cellular mobile communications business, the LTE/4G digital cellular mobile communications business (TD-LTE/LTE FDD), satellite mobile communications business, satellite fixed communications business (limited to satellite international dedicated line services), satellite transponders rental and sales business in the People’s Republic of China.

Engage in local fixed communications business (including local wireless ring circuit business), domestic fixed long-distance communications business, international fixed long-distance communications business, Internet international data transmission business, Internet domestic data transmission business, Internet local data transmission business, international data communications business, public telegraph and subscriber telegraph business, 26GHz wireless access facilities services business, and domestic communications facilities services business in the 21 provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang.

A-1

Engage in 3.5GHz wireless access facilities services business in Nanjing, Hefei, Kunming, Hubei, Hunan, Hainan, Sichuan, Guizhou and Gansu.

Value-added telecommunications businesses include:

Engage in domestic fixed data transmission business, Customer Premises Network (CPN) business, network hosting business (by reference to value-added telecommunications business management) under Type 2 basic telecommunications businesses, domestic Internet virtual private network business, Internet access services business under Type 1 value-added telecommunications businesses, online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business and wireless data transmission business under Type 2 value-added telecommunications businesses in the 21 provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in information services business (limited to mobile information services) under Type 2 value-added telecommunications businesses in the 10 provinces, municipalities and autonomous regions of Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet, engage in domestic Very Small Aperture Terminal communications business (by reference to value-added telecommunications business management) under Type 2 basic telecommunications businesses, Internet data centre business and content distribution network business under Type 1 value-added telecommunications businesses in the People’s Republic of China.

IPTV transmission services: provide signal transmission and the relevant technical support between the IPTV integrated broadcast and control platforms and TV user terminals; the transmission network is built upon the fixed telecommunications network (including the Internet) to set up networks which are exclusive for the transmission of IPTV signals; the IPTV transmission services are conducted in defined territories.

Internet mapping services.

Engage in music entertainment products, gaming products (including the issuance of online game virtual currency), drama performances (programs), shows, and animation products through information network; and undertake the exhibitions and competition campaigns in relation to the network culture products.

General businesses include:

Engage in system integration, technology development, technical services, technology consulting, information consulting, the manufacture, sale, installation, design and construction of equipment, computer hardware and software in connection with communications and information businesses; leasing of properties, leasing of communications facilities; design, construction and repair of safety technologies and security systems; advertising.”

In the event of any discrepancy between the Chinese version and the English version of the Articles of Association, the Chinese version shall prevail as the Articles of Association are written in Chinese and its English version is an unofficial translation and for reference only.

A-2

The above proposed amendments to the Articles of Association is subject to the consideration and approval of the Company’s shareholders at the annual general meeting of the Company by way of a special resolution. A circular containing, among other things, details of the proposed amendments to the Articles of Association together with the notice of annual general meeting will be despatched to the shareholders of the Company in due course. The amended Articles of Association shall become effective on the date of passing of the relevant special resolution at the annual general meeting of the Company.

By Order of the Board
China Telecom Corporation Limited
Wong Yuk Har
Joint Company Secretary

Beijing, China, 28 March 2018

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Liu Aili (as the president and chief operating officer); Mr. Ke Ruiwen, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).

A-3